UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018

Commission File Number 000-26495

Cyren Ltd.

(Translation of Registrant’s name into English)

1 Sapir Road, 5th Floor, Beit Ampa, P.O. Box 4014, Herzliya 46140, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Entry into material agreement for sale of security services

On April 12, 2018, the Registrant announced that it had signed a material contract with one of the world’s largest technology companies. Cyren’s security technology was selected by the company to protect millions of its enterprise users. The multi-year, multi-million dollar contract will make the company Cyren’s largest customer by revenue, and will have an immediate impact on Cyren’s revenue beginning in the second quarter of 2018. The companies are collaborating on a press release to provide more information, and additional details will be forthcoming.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cyren Ltd. (Registrant)

Date: April 12, 2018	By:	/s/ J. Michael Myshrall
J. Michael Myshrall
Chief Financial Officer

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